P, 6. 1/1/02

933267
1-13542

02011468

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(Exact name of Registrant as specified in its charter)

IRSA INVESTMENTS AND REPRESENTATIONS INC.
(Translation of registrant's name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB) Buenos Aires
Argentina
(Address of principal executive offices)

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

IRSA INVERSIONES Y REPRESENTACIONES S.A. (THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of the summaries of bondholder meetings held on January 15-16, 2002, filed by Alto Palermo S.A. ("APSA"), a significant subsidiary of the Company, with the *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores* on January 18, 2002. The Company is filing this Form 6-K because it is a major shareholder in APSA and because a default on APSA's Class A and B Notes would cause a cross-default in certain of the Company's debt agreements.

SUMMARY OF THE GENERAL AND UNANIMOUS MEETING OF HOLDERS OF CLASS A BONDS IN THE PRINCIPAL AMOUNT OF US$ 40,000,000.- JANUARY 15 AND 16, 2002

First Point:
It was unanimously approved to designate the representatives of the bondholders, Banco de la Provincia de Buenos Aires and Banco Río de la Plata, to approve and sign the minutes of the meeting.

Second Point:
It was unanimously approved to substitute all of the matters approved at the bondholders meeting held on January 15, 2002 with the following:

(1) the extension of the Interest Payment Date of the Notes from January 13, 2002 to March 13, 2002, subject to the signing of a Subordination Agreement of the payments of the debts among IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA"), Parque Arauco S.A. through Sociedad de Inversiones S.A., Parque Arauco Argentina S.A. ("Parque Arauco"), and Citibank N.A., Buenos Aires Branch, as Administrative Agent of the Notes (the "Administrative Agent"), for a term ending on or before February 1, 2002;
(2) the acceptance of the amount of US$ 666,666.67 as partial payment of the interest of the Notes that was due on January 13, 2002, on or before January 21, 2002;
(3) the acceptance of the amount of US$ 666,666.67 in (2) above, as partial payment of the interest of the Notes – net of any amount that were required to be paid abroad through the payment of an amount of Argentine pesos that the company and the bondholders consider sufficient in order to make the payment agreed in (2) above;
(4) the inclusion, as an event of default under point (xii) of the "Defaults" section of the Additional Terms and Conditions, of the non-compliance of IRSA and Parque Arauco S.A. with the execution of the Subordination Agreement with the Administrative Agent, for a term ending on or before February 1, 2002 ;
(5) the appointment of the Administrative Agent as representative of the Bondholders for the signing of the Subordination Agreement;
(6) the amendment of the "Interest Payment Date of the Notes" section of the Terms and Conditions of the Notes;
(7) the inclusion of point (xii) of the "Defaults" section of the Additional Terms and Conditions of the Notes;
(8) the inclusion of point (xiii) of the "Defaults" section of the Additional Terms and Conditions of the Notes;
(9) the enlargement of the "Certain Definitions" section of the Additional Terms and Conditions of the Notes;
(10) the inclusion in the "Certain Covenants" section of the Additional Terms and Conditions of the Notes related to the Payments of principal of the Short Term Financial Debt;
(11) the inclusion in the "Certain Covenants" section of the Additional Terms and Conditions of the Notes related to the Payments of interest of the Short Term Financial Debt.

SUMMARY OF THE GENERAL AND UNANIMOUS MEETING OF HOLDERS OF CLASS B 1 AND B 2 BONDS IN THE PRINCIPAL AMOUNT OF US$ 80,000,000.- JANUARY 15 AND 16, 2002

First Point:

It was unanimously approved to designate the representatives of the bondholders, Banco de la Provincia de Buenos Aires and Banco Río de la Plata, to approve and sign the minutes of the meeting.

Second Point:

It was unanimously approved to substitute all the issues approved by the bondholders meeting held on January 15, 2002 with the following:

(1) the extension of the Interest Payment Date of the Notes from January 13, 2002 to March 13, 2002, subject to the signing of a Subordination Agreement of the payments of the debts among IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA"), Parque Arauco S.A. through Sociedad de Inversiones S.A., Parque Arauco Argentina S.A. ("Parque Arauco"), and Citibank N.A., Buenos Aires Branch, as Administrative Agent of the Notes (the "Administrative Agent"), for a term ending on or before February 1, 2002;

(2) the acceptance of the amount of US$ 1,333,333.33 as partial payment of the interest of the Notes that was due on January 13, 2002, on or before January 21, 2002;

(3) the acceptance of the amount of US$ 1,333,333.33 in (2) above, as partial payment of the interest of the Notes – net of any amount that were required to be paid abroad through the payment of an amount of Argentine pesos that the company and the bondholders consider sufficient in order to make the payment agreed in (2) above;

(4) the extension of the Amortization Date of the Notes from January 13, 2002 to March 13, 2002 subject to the signing of a Subordination Agreement among IRSA, Parque Arauco and the Administrative Agent of the Notes, for a term ending on or before February 1, 2002;

(5) the inclusion, as an event of default under point (xii) of the "Defaults" section of the Additional Terms and Conditions, of the non-compliance of IRSA and Parque Arauco S.A. with the execution of the Subordination Agreement with the Administrative Agent, in a term not exceeding February 1, 2002 ;

(6) the appointment of the Administrative Agent as representative of the Bondholders for the signing of the Subordination Agreement;

(7) the amendment of the sections "Interest Payment Date of the Notes" and "Amortization Date of the Notes" of the Terms and Conditions of the Notes;

(8) the inclusion of point (xii) of the "Defaults" section of the Additional Terms and Conditions of the Notes;

(9) the inclusion of point (xiii) of the "Defaults" section of the Additional Terms and Conditions of the Notes;

(10) the enlargement of the "Certain Definitions" section of the Additional Terms and Conditions of the Notes;

(11) the enlargement of the "Certain Covenants" section of the Additional Terms and Conditions of the Notes.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA INVERSIONES Y REPRESENTACIONES S.A.

By: ______________________
Name: Saúl Zang
Title: Director

Dated: January 18, 2002